Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A
(Form Type)

Conformis, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee rate	Amount of Filing Fee
Fees to be Paid	$18,063,783.78	(1)(2)	0.0001102	$1,990.63	(3)
Fees Previously Paid	$—			$—
Total Transaction Valuation	$18,063,783.78
Total Fees Due for Filing				$0
Total Fees Previously Paid				$—
Total Fee Offsets				$—
Net Fee Due				$1,990.63

(1)
In accordance with Exchange Act Rule 0-11, the maximum number of securities of Conformis, Inc. (“Conformis”) to which this transaction applies is estimated, as of July 14, 2023, to be 7,957,614, which consists of (i) 7,878,332 shares of Conformis common stock, par value $0.00001 per share (“Common Stock”) (which includes 430,068 shares of restricted Common Stock), (ii) 33,450 shares of Common Stock issuable upon the settlement of time-based vesting restricted stock units (“RSUs”) and (iii) 45,832 shares of Common Stock issuable upon the settlement of performance-based vesting restricted stock units (“PSUs”).

(2)
In accordance with Exchange Act Rule 0-11, the proposed maximum aggregate value of the transaction estimated solely for the purposes of calculating the filing fee was calculated, as of July 14, 2023, based on the product of (A) the sum of (i) 7,878,332 shares of Common Stock (which includes 430,068 shares of restricted Common Stock), (ii) 33,450 RSUs and (iii) 45,832 PSUs and (B) $2.27 per share.

(3)
In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Exchange Act Rule 0-11, the filing fee was determined as the product of (A) the proposed maximum aggregate value of the transaction as calculated in note (2) above and (B) 0.0001102.